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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Health Enhancement Products, Inc.
(Name of Issuer)

Common Stock, $.001 par value per Share
(Title of Class of Securities)

958279200
(CUSIP Number)

William J. Rogers, II, 21 Ocean Ridge Boulevard South, Palm Coast, Florida 32137, (386) 446-4021
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 958279200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William J. Rogers, II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,049,867

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,049,867

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,063,767

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 958279200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Deborah K. Rogers, as custodian for Joseph W. Rogers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 4,900

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,900

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,063,767

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 958279200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Deborah K. Rogers, as custodian for Caroline E. Rogers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 9,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,063,767

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP Number 958279200

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is the common stock (the “Common Stock”) of Health Enhancement Products, Inc. (the “Issuer”). The principal executive office of the Issuer is 7740 East Evans Road, Suite A101, Scottsdale, AZ 85260.

Item 2.	Identity and Background

(a)	This statement is filed on behalf of (i) William J. Rogers, II, (ii) Deborah K. Rogers, as custodian for Joseph W. Rogers, and (iii) Deborah K. Rogers, as custodian for Caroline E. Rogers (collectively, the “Reporting Persons”).

(b)	The residential address of the Reporting Persons is 21 Ocean Ridge Boulevard South, Palm Coast, Florida 32137.

(c)	William J. Rogers and Deborah K. Rogers are retired.

(d)	During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	All of the Reporting Persons are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds used in making the purchases identified in this statement was from the personal funds of the Reporting Persons. The amount of funds used in making the purchases identified in this statement was as identified in the attached Exhibit A and incorporated herein by reference. Some shares beneficially owned by William J. Rogers, II were acquired pursuant to Section 11 of the Subscription Agreement by and between the Issuer and William J. Rogers, II, attached hereto as Exhibit B and incorporated herein by this reference.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock of the Issuer reported herein for investment purposes. Although the Reporting Persons intend to exercise their rights as a significant stockholder, the Reporting Persons currently do not have any plans or proposals that relate to or would result in: (a) the acquisition by any

CUSIP Number 958279200

person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) As of the close of business on the date hereof, William J. Rogers, II beneficially owns 1,049,867 shares of Common Stock, which represents approximately 8.8% of the issued and outstanding shares of Common Stock. Deborah K. Rogers, as custodian for Joseph W. Rogers, beneficially owns 4,900 shares of Common Stock. Deborah K. Rogers, as custodian for Caroline E. Rogers, beneficially owns 9,000 shares of shares of Common Stock.

(b) As of the close of business on the date hereof, William J. Rogers, II has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,049,867 shares beneficially owned by William J. Rogers, II. William J. Rogers, II has the shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 0 shares. Deborah K. Rogers, as custodian for Joseph W. Rogers, has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 4,900 shares beneficially owned by Deborah K. Rogers, as custodian for Joseph W. Rogers. Deborah K. Rogers, as custodian for Joseph W. Rogers, has the shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 0 shares. Deborah K. Rogers, as custodian for Caroline E. Rogers, has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 9,000 shares beneficially owned by Deborah K. Rogers, as custodian for Caroline E. Rogers. Deborah K. Rogers, as custodian for Caroline E. Rogers, has the shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 0 shares.

(c) Please see the chart of transactions listed on Exhibit A attached hereto and incorporated herein by this reference.

CUSIP Number 958279200

(d) All of the Reporting Persons affirm that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

William J. Rogers, II has entered into that certain Subscription Agreement by and between the Issuer and William J. Rogers, II, attached hereto as Exhibit B and incorporated herein by this reference. William J. Rogers, II has entered into a verbal agreement with the Issuer whereby he has introduced a consultant to the Issuer and, in exchange thereof, is to receive an amount equal to forty percent (40%) of all call options, of the same exact type and with the same exact financial terms and characteristics, earned by the consultant, up to a maximum of four hundred thousand (400,000) call options of the Issuer. The Reporting Persons are members of the same immediate family and consider themselves a group for reporting purposes. Accordingly, the Reporting Persons likely will vote their respective shares and act in the same or a substantially similar manner for all purposes relating to the Issuer and its Common Stock. William J. Rogers, II recently has been in negotiations with the Issuer to execute a Nondisclosure and Confidentiality Agreement. However, at present, those negotiations have terminated with no mutual agreement between the parties. Except for the foregoing, none of the Reporting Persons have entered into any contract, arrangement, understanding or relationship among themselves or any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

(A) Chart of Transactions

(B) The Subscription Agreement by and between William J. Rogers, II and the Issuer.

(B.1.) October 20, 2004 letter from William J. Rogers, II to Mr. Bennett Ellenbogen, U.S. Securities and Exchange Commission.

CUSIP Number 958279200

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated 2/4, 2005

/s/ William J. Rogers, II
——————————————
William J. Rogers, II

/s/ Deborah K. Rogers
——————————————
/s/ Deborah K. Rogers, as Custodian
for Joseph W. Rogers

/s/ Deborah K. Rogers
——————————————
/s/ Deborah K. Rogers, as Custodian
for Caroline E. Rogers

CUSIP Number 958279200

EXHIBIT A

Name	Date of Transaction	Number of Shares	Price Per Share	Where and How Effected

William J. Rogers, II	06/21/04	1,000,000	See Exhibit B	Private
			attached hereto	Placement
			and incorporated	Purchase
			herein by this
			reference.

William J. Rogers, II	12/22/04	37,500	See Exhibit B	Private
			attached hereto	Placement
			and incorporated	Purchase
			herein by this
			reference.

William J. Rogers, II	1/15/04	5,427	See Exhibit B.1.	Verbal
				Agreement
				Purchase

William J. Rogers, II	12/02/04	540	See Exhibit B.1.	Verbal
				Agreement
				Purchase

William J. Rogers, II	04/05/04	5,000	$2.17	Over the Counter
				Bulletin Board
				Purchase

William J. Rogers, II	04/23/04	1,000	$1.20	Over the Counter
				Bulletin Board
				Purchase

William J. Rogers, II	04/26/04	400	$2.42	Over the Counter
				Bulletin Board
				Purchase

Deborah K. Rogers,	01/05/05	3,500	$0.53	Over the Counter
as Custodian for				Bulletin Board
Joseph W. Rogers				Purchase

Deborah K. Rogers,	01/11/05	1,400	$0.55	Over the Counter
as Custodian for				Bulletin Board
Joseph W. Rogers				Purchase

Deborah K. Rogers,	12/22/04	7,500	$0.55	Over the Counter
as Custodian for				Bulletin Board
Caroline E. Rogers				Purchase

Deborah K. Rogers,	12/27/04	1,500	$0.55	Over the Counter
as Custodian for				Bulletin Board
Caroline E. Rogers				Purchase

William J. Rogers, II	12/20/04	24,600	$0.55	Over the Counter
and Deborah K.				Bulletin Board
Rogers, jointly				Sale

CUSIP Number 958279200

EXHIBIT B

June 21, 2004

Health Enhancement Products, Inc.
2006 East 5th. St., Suite 101
Tempe, AZ 85281

Attn: Howard R. Baer, Chief Executive Officer

Ladies and Gentlemen:

        The undersigned hereby subscribes to the immediate acquisition of 750,000 shares of common stock, $.001 par value (“Common Stock”), of Heath Enhancement Products, Inc., a Nevada corporation (the “Company”), and a warrant (“Warrant”) to purchase 250,000 shares of Common Stock, at a per share price of $3.00. The aggregate purchase price of the Common Stock and the Warrant purchased hereunder is $500,000. Such shares of Common Stock and Warrant are collectively referred to herein as the “Securities.”

        In connection with the purchase of the Securities, the undersigned acknowledges, warrants and represents to and agrees with the Company as follows:

        1. The undersigned is acquiring the Securities for investment for his/her/its own account and without the intention of participating, directly or indirectly, in a distribution of the Securities, and not with a view to resale or any distribution of the Securities, or any portion thereof.

        2. The undersigned has knowledge and experience in financial and business matters and has consulted with his/her/its own professional representatives as he/she/it has considered appropriate to assist in evaluating the merits and risks of this investment. The undersigned has reviewed the Company’s filings with the Securities and Exchange Commission. The undersigned has had access to and an opportunity to question the officers of the Company, or persons acting on their behalf, with respect to publicly available material information about the Company, and with respect to the ongoing inquiry into the Company by the Securities and Exchange Commission, and, in connection with the evaluation of this investment, has, to the best of his/her/its knowledge, received all information and data with respect to the Company that the undersigned has requested and which is necessary to enable the undersigned to make an informed decision regarding the purchase of the Securities. The undersigned is acquiring the Securities based solely upon his/her/its independent examination and judgment as to the prospects of the Company.

        3. The Securities were not offered to the undersigned by means of publicly disseminated advertisements or sales literature.

        4. The undersigned acknowledges that an investment in the Securities is speculative and involves a high degree of risk and the undersigned may have to continue to bear the economic risk of the investment in the Securities for an indefinite period. An investment in the Company involves a high degree of risk because, among other reasons, the Company (i) is in the development stage and has virtually no revenue; (ii) is experiencing significant negative cash flow and operating losses; and (iii) has a substantial working capital deficiency. The undersigned acknowledges that, as a result of the foregoing, among other reasons, there is a significant risk that the undersigned could sustain a total loss of its investment in the Company.

        5. The undersigned acknowledges that the Securities are being sold to the undersigned without registration under any state or federal law requiring the registration of securities for sale, and accordingly will constitute “restricted securities” as defined in Rule 144 of the U.S. Securities and Exchange Commission. Consequently, the transferability of the Securities is restricted by applicable United States Federal and state securities laws. The undersigned understands that the Company’s common stock is currently quoted on the OTC Bulletin Board (in the “over-the-counter” market), and is highly illiquid.

        6. In consideration of the acceptance of this subscription, the undersigned agrees that the Securities will not be offered for sale, sold or transferred by the undersigned other than pursuant to (i) an effective registration under the Securities Act of 1933, as amended (“the Act”), an exemption available under the Act or a transaction that is otherwise in compliance with the Act; and (ii) an effective registration under the securities law of any state or other jurisdiction applicable to the transaction, an exemption available under such laws, or a transaction that is otherwise in compliance with such laws.

        7. The undersigned understands that no U.S. federal or state agency has passed upon the offering of the securities or has made any of finding or determination as to the fairness of any investment in the Securities.

        8. The undersigned agrees not to disclose or use any information provided to the undersigned by the Company or any of its agents in connection with the offering of the Securities, except for the purpose of evaluating investment in the Securities.

        9. The residence address of the undersigned is as set forth below.

        10. The undersigned represents and warrants to the Company that the undersigned is an “Accredited Investor”, as such term is defined on Appendix A hereto.

        11. The Company shall cause all shares of Common Stock issueable in connection herewith (including the shares of Common Stock issueable upon exercise of the Warrant), to be registered pursuant to the Securities Act of 1933, as amended (“Securities Act”), for resale by the undersigned. The Company shall cause such registration statement to be declared effective under the Securities Act within one hundred twenty (120) days of the date of issuance of the Securities. For each thirty (30) day period, after the expiration of such 120 day period, that such registration statement is not effective under the Securities Act, the Company shall issue to the undersigned that number of shares of Common Stock equal to five (5%) percent of the number of shares of Common Stock acquired hereunder (not including, however, the number of shares issueable upon exercise of the Warrant). Any resulting fractional share shall be rounded up. For example, based on the undersigned acquiring 750,000 shares of Common Stock, the undersigned would be entitled to 37,500 shares of Common Stock, for each thirty (30) day period after expiration of the relevant one hundred twenty (120) day period, that the registration statement was not effective under the Securities Act (five (5%) percent of the 750,000 shares of Common Stock issued in connection with the purchase hereunder (not including the shares of Common Stock issueable pursuant to the Warrant). Notwithstanding the foregoing, in no event shall the Company be obligated to issue additional share for more than eight (8) months after expiration of the relevant one hundred twenty (120) day period. Except as provided herein, the Company shall pay all of the costs and expenses associated with the registration required hereunder (“Registration Expenses”); provided that in no case shall the Company pay any expenses incurred by the undersigned in connection with this such registration, including, without limitation, selling commissions and any legal fees incurred by the undersigned. In no case shall the Company be responsible for any “blue sky” filings required in connection with resales of Common Stock by the undersigned.

        In any event, if the shares of Common Stock issuable in connection herewith are not registered pursuant to the registration statement contemplated by this Paragraph 11, the Company shall include in any other registration statement filed after the date hereof (other than Form S-8 or S-4 or any successors thereto) all shares of Common Stock issuable in connection herewith (including any shares of Common Stock issuable upon exercise of the Warrant).

        12. The undersigned agrees to indemnify and hold harmless the Company and its officers, directors, and employees and agents from and against any and all costs, liabilities and expenses (including attorney’s fees) arising out of or related in any way to any breach of any representation or warranty by William J. Rogers II.

        13. The Company has the right, in its sole discretion, to accept or reject this subscription.

ACCEPTANCE OF SUBSCRIPTION	SUBCRIBER

Health Enhancement Products, Inc.	/s/ William J. Rogers II ——————————————————
Name: WILLIAM J. ROGERS II
By: /s/ Howard R. Baer ————————————————— Howard R. Baer, Chief Executive Officer	Address:

Dated: 8/9, 2004	21 OCEAN RIDGE BLVD. S. PALM COAST, FL 32137

APPENDIX A

An “Accredited Investor” within the meaning of Regulation D under the Securities Act of 1933 includes the following:

Organizations

        (1) A bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; insurance company as defined in section 2(13) of the Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; a Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

        (2) A private business development company as defined as Section 202(a)(22) of the Investment Advisers Act of 1940.

        (3) A trust (i) with total assets in excess of $5,000,000, (ii) not formed for the specific purpose of acquiring the Securities, (iii) whose purchase is directed by a person who, either alone or with his purchaser representative, has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the proposed investment.

        (4) A corporation, business trust, partnership, or an organization described in section 501(c)(3) of the Internal Revenue Code, which was not formed for the specific purpose of acquiring the Securities, and which has total assets in excess of $5,000,000.

Individuals

        (5) Individuals with income from all sources for each of the last two full calendar years whose reasonably expected income for this calendar year exceeds either of:

(i)	$200,000 individual income; or

(ii)	$300,000 joint income with spouse.

NOTE: Your “income” for if particular year may be calculated by adding to your adjusted gross income as calculated for Federal income tax purposes any deduction for long term capital gains, any deduction for depletion allowance, any exclusion for tax exempt interest and any losses of a partnership allocated to you as a partner.

        (6) Individuals with net worth as of the date hereof (individually or jointly with your spouse), including the value of home, furnishings, and automobiles, in excess of $1,000,000.

        (7) Directors, executive officers or general partners of the Issuer.

CUSIP Number 958279200

October 20, 2004

EXHIBIT B.l

Mr. Bennett Ellenbogen
Senior Counsel Branch 112
US Securities and Exchange Commission
Northeast Regional Office
233 Broadway – 6th Floor
New York, NY 10279

Re:	In the Matter of Health Enhancement Products, Inc. (NY-7322) / William and Deborah Rogers

Dear Mr. Ellenbogen:

After talking with you and Ms. Murdocco this past Monday (10/18/04) I realized that I have some shares of HEPI that are not held by my broker, First NY Securities. These shares were in my safe deposit box, for security purposes, and not in my files.

I called back to tell you this late Monday afternoon (10/18/04) and Tuesday (10/19/04) morning, but since your Tuesday greeting indicated that you would be out until October 22, I decided to mail you the information. Therefore, this letter of explanation and its enclosure are being sent to you.

HEPI allowed me to purchase stock at lower entry prices – than, the then, current market prices – on three different occasions. Howard Baer agreed to provide me with additional stock directly from the company; which, when averaged in with the stock I bought through First NY, would give me the agreed upon prices.

According to my – very far from scientific – computer stock tracking system, I received, or should receive, the following directly from HEPI:

A.	2,800 shares to go with 7,500 shares purchased on 12/05/03

B.	2,627 shares to go with 7,100 shares purchased on 01/08/04

C.	540 shares to go with 10,000 shares purchased on 02/02/04 (have not received these shares yet)

The dates for some, or all, of the above transactions could be off somewhat due to my inputting the data on a sporadic basis.

A copy of the certificate for the shares I have received directly for HEPI (2,800 + 2,627 = 5,427) is enclosed and I am sorry I did not think of it before.

Please call me with any questions.

Sincerely,

William J. Rogers II

Enclosure